June 10, 2019

Via EDGAR Correspondence Filing

Jay Williamson, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	RiverNorth Opportunistic Municipal Income Fund II, Inc. (the “Fund”) File Nos. 333-230421, 811-23434

Dear Mr. Williamson:

We have received your comments presented in your letter dated April 18, 2019 regarding the registration statement for the above captioned Fund (to be renamed RiverNorth Managed Duration Municipal Income Fund, Inc.) as filed with the Securities and Exchange Commission on March 20, 2019 (the “Registration Statement”).  This letter serves to respond to your comments.  For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter. Capitalized terms not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

General

1.	Prior to effectiveness, please have a FINRA representative contact us to confirm its review and approval of the underwriting terms.

Response: The Fund confirms that, prior to effectiveness of the Registration Statement, it will request a FINRA representative to contact you regarding its review and approval of the underwriting terms.

2.	We note your investment strategy includes allocating between 25% and 50% of your managed assets to closed end funds. With a view to disclosure later in your prospectus, please explain how you will comply with Section 12(d) of the Investment Company Act with respect to these investments.

Response: The Fund has added disclosure to the Prospectus to explain that it will invest between 25% and 50% of its Managed Assets in Underlying Funds in accordance with Section 12(d)(1)(F) of the 1940 Act (and therefore, together with its affiliated persons, will not acquire more than 3% of the total outstanding stock of an Underlying Fund).

Prospectus Cover Page

3.	In Release No. 33-10506 the Commission adopted new rule 30e-3 (Enabling Optional Internet Availability of Shareholder Reports) and amended certain form requirements. Please review the Release and Item 1.1.l to Form N-2 and revise, if appropriate.

Response: The Prospectus has been revised to include the disclosure under Item 1.1.l of Form N-2.

4.	Items 1 and 2 of Form N-2 set out the disclosure requirements for prospectus cover pages and permit you to “include other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.” You have five pages of ‘cover pages’ that includes detailed information – such as “Limited Term and Eligible Tender Offer” that is repeated in the Summary and is not traditionally considered cover page material. Please revise as appropriate.

Response: The Fund does not believe the additional disclosures included on the cover page (including the disclosure relating to the Limited Term and Eligible Tender Offer) impede understanding of the information required by Items 1 and 2 of Form N-2.

5.	Please name the underwriters in a pre-effective amendment as early in the process as practicable.

Response: The Fund will name the underwriters in a pre-effective amendment to the Registration Statement in accordance with standard practice for offerings of closed-end funds.

Prospectus Summary

6.	The General Instructions to Form N-2 state that the purpose of the prospectus is to provide essential information in a way that helps investors make informed decisions. The General Instructions further require the prospectus to be clear, concise, and understandable. In her October 25, 2018 address at the ICI Securities Law Developments Conference, Division of Investment Management Director Dalia Blass shared several observations designed to assist issuers in writing clear and concise disclosure that is useful to investors. With respect to risk disclosures, she observed that issuers are in the best position to identify which risks are most important to investors, and cautioned against documents “in which length trumps clarity and the story is buried.” Director Blass identified generic risk disclosures as another area for improvement. The Summary’s “Risk Considerations” starts on page 13 and end on page 38. Similar information is then presented under “Risks” between pages 52 and 76. The length and complexity of your risk disclosures may distract investors from essential information, including information related to fees, investment strategies and types, and risks. Please review your disclosure and revise as appropriate, consistent with the sound disclosure principles set forth in the General Instructions.

Response: The Fund notes that it is being structured very similarly to RiverNorth Opportunistic Municipal Income Fund, Inc. (“RMI”), which recently completed its initial public offering of common stock at the end of October 2018 pursuant to its registration statement on Form N-2 (File Nos. 333-226273 and 811-23366), and, as such, has relied on the RMI registration statement as precedent in drafting its Registration Statement. The Fund understands that RMI, together with the underwriters that had participated in RMI’s initial public offering (many of which are anticipated to be underwriters for the Fund’s proposed offering pursuant to the Registration Statement), had identified the risks disclosed in the RMI registration statement as the principal risks of RMI that an investor would deem important in making an investment decision in RMI. The Fund notes that, given the similarity between it and RMI, such risks also similarly apply to the Fund. The Fund does not believe the risks disclosed in the RMI registration statement have been reduced or no longer apply since RMI’s initial public offering such that the disclosure should be reduced or otherwise modified for the Fund’s Registration Statement, nor does it believe that the inclusion of these risks as currently disclosed distracts the investor from other relevant information. The Fund notes that the “Risk Considerations” in the Prospectus Summary already present a condensed version of the risks appearing under “Risks” later in the Prospectus. The Fund further notes, with respect to the other information you highlight as examples of other essential information, that the disclosures for such information precede in the respective sections of the Prospectus the risk disclosures (such as in the case of the discussion on investment strategies and types) or are set forth in their own separate section (such as under “Summary of Fund Expenses” in the case of information related to fees).

7.	On page five you indicate that you may use your own Net Asset Value as the underlying asset in a total return swap. Please explain to us how the swap will be structured and how your use of this instrument is consistent with your obligations under the 1940 Act. In particular, please explain how you will comply with Section 18 of the 1940 Act.

Response: The Fund’s use of its own net asset value as the underlying asset in a total return swap would be intended to reduce “cash drag” (the impact of uninvested cash on the Fund’s overall return) by replacing it with the total return of the Fund’s own investment holdings. As noted in the Prospectus, the Fund will limit the notional value of all total return swaps in the aggregate to 15% of the Fund’s Managed Assets. The Fund confirms it will segregate assets with respect to its total return swaps in a manner it determines to be appropriate in light of Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (April 18, 1979), the Staff’s related no-action letters and other published Staff interpretative materials to the extent necessary to comply with Section 18 of the 1940 Act.

Summary of Fund Expenses, page 40

8.	It is our understanding that you are selling your shares in an underwritten offering. Please remove the sentence “[i]f the Fund issues fewer Common Shares …” or explain why it is appropriate, given the nature of your offering.

Response: The pre-effective amendment to the Registration Statement that will be used as part of the typical marketing process for a closed-end fund offering will assume a reasonably anticipated size of the offering in order to provide a concrete example of the fees and expenses an investor could expect to experience when investing in the Fund. Accordingly, the Fund believes it is appropriate to note to potential investors that, if the Fund issues fewer shares than that assumed, the expenses could increase as a percentage of net assets attributable to the Fund’s Common Shares. This disclosure and the Summary of Fund Expenses table will be updated for the final version of the Prospectus filed pursuant to Rule 497 under the Securities Act of 1933 to reflect the actual size of the offering.

9.	The prospectus states that you may engage in short sales. Please confirm whether you intend to engage in short sales and, if so, please include an estimate of dividends and interest expense on short sales in the fee table.

Response: The Fund anticipates using short positions primarily on U.S. Treasury futures contracts which will not incur any dividend and interest expense for the Fund.

Use of Leverage

10.	We note the disclosure on page 50 that “the liquidity provider or holders of the TOB Floaters would bear the losses … and there would be no recourse to the Fund’s assets (unless the Fund held a recourse TOB residual.)” You further state that if you invest in a recourse TOB residual you would typically be required to pay the liquidity provider the difference between the purchase price of any TOB Floaters put to the liquidity provider and any proceeds realized from remarketing the TOB Floaters or the sale of the TOB Issuer’s assets. Please tell us how you structure and manage recourse TOB residual investments to ensure compliance with Section 18 of the Investment Company Act.

Response: Consistent with the guidance provided by the Staff of the Division of Investment Management,1 for its investments in TOB Residuals, the Fund will segregate (or earmark) unencumbered liquid assets (other than the bonds deposited into the tender option bond trust) with a value at least equal to the amount of the TOB Floaters plus accrued interest, if any, to the extent necessary for the Fund to comply with the asset coverage requirements of Section 18.

11.	On page 51 you indicate the Fund hires service providers to assist with establishing, structuring and sponsoring a TOB issuer. Please tell us whether the adviser or any of its affiliates receives any direct or indirect compensation related to establishing, structuring, sponsoring, or providing on-going services to the TOB issuer. Based on your responses, we may have additional questions.

Response: The Adviser does not receive any direct or indirect compensation related to establishing, structuring, sponsoring or providing ongoing services to the TOB Issuer.

Investment Advisory and Subadvisory Agreements, page 79

12.	If accurate, please revise the description of the fees paid to the subadviser to clarify that the subadviser’s fees are based on the Managed Assets allocated to it.

Response: The subadvisory fee is accurately described as currently reflected in the Prospectus—i.e., based on the Fund’s average daily Managed Assets (as defined in the Prospectus).

[1]	See https://www.sec.gov/divisions/investment/issues-of-interest.shtml#tobfinancing.

Description of the Common Shares, page 83

13.	Please remove the reference to Maryland General Corporation Law from the first paragraph under Description of the Common Shares on page 83.

Response: The disclosure has been revised as requested.

Certain Provisions of the Fund’s Charter and Bylaws and of Maryland Law, page 84

14.	We note your statement that the summary discussion in this section “does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law …” Please revise this disclosure to avoid the implication that your disclosure is incomplete and confirm you have discussed all relevant legal provisions material to shareholders.

Response: The disclosure has been revised as requested.

15.	We note the disclosure that your Charter and Bylaws indemnify your officers and directors against certain liabilities. The disclosure indicates the Bylaws do so to the fullest extent permitted by Maryland law and the 1940 Act. Similar disclosure for the Charter only refers to the fullest extent permitted by Maryland law. Please explain or revise.

Response: The disclosure has been revised as requested.

Additional Information, page 102

16.	We note the disclosure on page 102 that “[a]ny statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document [filed] as an exhibit to the Registration Statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.” (emphasis added) Please remove the underlined statement or explain why you believe the statement is consistent with General Instruction F to Form N-2 relating to incorporation by reference.

Response: The disclosure has been revised as requested.

Statement of Additional Information

Investment Restrictions, page 1

17.	Immediately following your investment restrictions you present several paragraphs explaining how the restrictions will be applied. The first paragraph indicates that it relates to fundamental restriction (1), but the paragraph appears to focus on your concentration-related policies. Please review and revise as necessary.

Response: The above referenced first paragraph following the enumerated fundamental investment restrictions appropriately relates to restriction (1) regarding the Fund’s diversification.

18.	We note the fund’s name refers to “municipal income” and that you provide an 80% policy to invest, directly or indirectly, in municipal bonds the interest on which is generally excludable from gross income for regular U.S. federal income tax purposes. This policy is not listed among your other fundamental restrictions. We believe Rule 35d-1(a)(4) applies and that your 80% policy should be listed as fundamental. Please revise or advise as appropriate.

Response: The disclosure has been revised as requested.

Compensation of Portfolio Managers, page 20

19.	Item 21.2 to Form N-2 requires you to describe the structure of, and methods used to determine, the compensation of each portfolio manager with specificity. We do not believe your disclosure is sufficiently specific. Please review the item requirements and revise as appropriate.

Response: The disclosure has been updated to include additional information on portfolio manager compensation.

Part C – Other Information

20.	We note that you have not filed several required exhibits. Please note that we review, and frequently comment upon, these exhibits. Please plan accordingly.

Response: The Fund will file in pre-effective amendments to the Registration Statement the remaining applicable exhibits as they become available.

Signatures

21.	We note your registration statement was not signed by a majority of your board of directors as required by Section 6(a) of the Securities Act. Please ensure that all subsequent amendments are appropriately signed.

Response: The requisite signatures will be provided in a pre-effective amendment to the Registration Statement and, thereafter, all subsequent pre-effective amendments to the Registration Statement.

*        *        *        *        *        *        *        *

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact E. Roy Kim at (312) 845-3850 or the undersigned at (312) 845-3273.

Very truly yours,

Chapman and Cutler LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.